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FEB 25 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrus Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts 518-479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

350 Church Street (Address) Hartford (City) CT. (State) 06103 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA E. SANTINO
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saybrus Equity Services, Inc.

(a wholly-owned subsidiary of Saybrus Partners, Inc.)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2015

Saybrus Equity Services, Inc.
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3	12

CohnReznick
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Saybrus Equity Services, Inc.

We have audited the accompanying statement of financial condition of Saybrus Equity Services, Inc. (a Delaware corporation) as of December 31, 2015, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Saybrus Equity Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrus Equity Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Saybrus Equity Services, Inc.'s financial statements. The supplemental information is the responsibility of Saybrus Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Hartford, Connecticut
February 22, 2016

Saybrus Equity Services, Inc.
Statement of Financial Condition as of December 31, 2015

Assets:	
Cash and cash equivalents	$ 9,141,201
Concessions receivable from third parties	512,879
Concessions receivable from affiliate	102
Deferred federal income tax	55,594
Prepaid regulatory expenses	36,754
Total assets	**$ 9,746,530**
Liabilities:	
Payable to affiliate	$ 2,103,918
Federal income taxes payable to affiliate	1,458,228
State income taxes payable to affiliate	221
Total liabilities	**3,562,367**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	2,108,960
Retained earnings	4,075,202
Total stockholder's equity	**6,184,163**
Total liabilities and stockholder's equity	**$ 9,746,530**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Operations for the Year Ended December 31, 2015

Revenues:	
Concessions earned	$ 18,095,496
Total revenues	**18,095,496**
Expenses:	
Salary and other compensation	11,939,536
Regulatory expenses	222,758
Other operating expenses	1,938,971
Total expenses	**14,101,265**
Income before income taxes	**3,994,231**
Income tax expense	1,521,330
Net income	**$ 2,472,901**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2015

Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	-
Balance, end of year	**$ 1**
Additional Paid-In Capital:	
Balance, beginning of year	$ 2,108,960
Capital distribution to parent	-
Balance, end of year	**$ 2,108,960**
Retained Earnings:	
Balance, beginning of year	$ 1,602,301
Net income	2,472,901
Balance, end of year	**$ 4,075,202**
Total Stockholder's Equity:	
Balance, beginning of year	$ 3,711,262
Change in stockholder's equity	2,472,901
Balance, end of year	**$ 6,184,163**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Cash Flows for the Year Ended December 31, 2015

Cash Flows from Net Operating Activities:	
Net income	$ 2,472,901
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in concessions receivable from third parties	208,320
Increase in concessions receivable from affiliate	(4)
Increase in deferred federal income tax	(55,594)
Decrease in prepaid regulatory expenses	1,690
Increase in payable to affiliate	358,571
Increase in federal income taxes payable to affiliate	999,769
Cash provided by operating activities	3,985,653
Net increase in cash and cash equivalents	**3,985,653**
Cash and cash equivalents, beginning of year	**5,155,548**
Cash and cash equivalents, end of year	**$ 9,141,201**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, Inc. ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly-owned subsidiary of Saybrus Partners, Inc. ("Saybrus Partners"). Saybrus Partners is a majority-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third-party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term deposits with an initial term of less than three months.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Phoenix. The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company had filed on a stand-alone basis. The Company is also party to a tax sharing agreement with Phoenix and its subsidiaries. Under this agreement, the Company settles income taxes as if it filed on a stand-alone basis. Additionally, settlement is made for the tax benefit of any net operating losses or other tax credits generated by the Company, not utilized on a stand-alone basis, and utilized in the consolidated federal tax or Connecticut corporation business tax return filed by Phoenix. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

Concentration of Business

The Company monitors concentrations within its business in order to identify dependency on one or a few customers. The Company has one major third-party relationship, which accounted for approximately 89% of the Company's concessions revenue and 73% of the Company's concessions receivable, for the year ended December 31, 2015.

At December 31, 2015, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2015, the Company has uninsured cash in the amount of $8,891,201.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Distribution to Parent

There were no distributions made to the parent during 2015.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2015 were $14,101,265. Such expenses may not represent the amount that Saybrus Equity would report if such relationship would not exist.

Saybrus Equity performs wholesaling services for Phoenix Life Insurance Company and PHL Variable Life Insurance Company, both wholly-owned subsidiaries of Phoenix. Concession income earned from these affiliates during the year ended December 31, 2015 was $158.

For the year ended December 31, 2015, income tax expense of $1,521,330 was included in the statement of operations due to current year net income. As of December 31, 2015, the Company has a net income tax liability of $1,458,449 payable to its affiliate on the accompanying statement of financial condition.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2015.

At December 31, 2015, Saybrus Equity had Net Capital of $6,091,713 and a Net Capital requirement of $237,491. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.58 to 1 at December 31, 2015.

Exemptions from Reserve Requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2015, Saybrus Equity was in compliance with the conditions of these exemptions.

5. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2015
Current	$ 1,576,924
Deferred	(55,594)
Total income tax expense	**$ 1,521,330**

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2015
Statutory rate	35.0%
Meals and entertainment	1.2%
Other	1.9%
Effective income tax rate	**38.1%**

The following summarizes the deferred income taxes for the year ended December 31:

	2015
Deferred Tax Assets	
Restricted stock units	$ 55,594
Gross deferred tax assets	55,594
Net deferred tax asset	**$ 55,594**

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is likely that the Company will realize such deferred tax assets and, therefore, no valuation allowance has been established related to the $55,594 of gross deferred assets at December 31, 2015.

As of December 31, 2015, Saybrus Equity does not have an asset for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next twelve months.

7. Subsequent Events

On September 30, 2015, Phoenix announced the signing of a definitive agreement in which Nassau Reinsurance Group Holdings, Inc. ("Nassau") has agreed to acquire Phoenix for $37.50 per share in cash. Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on acquiring and operating entities in the life, annuity and long-term care sectors. On December 17, 2015, the merger was approved by Phoenix shareholders. The transaction remains subject to regulatory approvals and the satisfaction of other closing conditions. After completion of the transaction, Phoenix will be a privately held, wholly-owned subsidiary of Nassau. As required by FINRA rules, Saybrus Equity filed a Continuing Member Application with FINRA to reflect the change in indirect ownership of Saybrus Equity that will result from the transaction described here. The Continuing Member Application was determined by FINRA to be "substantially complete" on February 12, 2016, and is now subject to review and approval by FINRA.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Net capital	
Total stockholder's equity	$ 6,184,163
Deduct assets not allowable for net capital	
Concession receivable from affiliate	102
Deferred federal income tax	55,594
Prepaid regulatory expenses	36,754
Total deductions from net capital	92,450
Net capital before specific reduction in the market value of securities	6,091,713
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	$ 6,091,713
Aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliate	$ 2,103,918
Payable for federal income tax	1,458,228
Payable for state income tax	221
Total aggregate indebtedness	$ 3,562,367
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 237,491
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 237,491
Excess in net capital	$ 5,854,222
Excess in net capital at 1,000%	$ 5,735,476
Ratio: aggregate indebtedness to net capital	0.58 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report as filed on January 26, 2016.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2015

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Saybrus Equity Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saybrus Equity Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saybrus Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Saybrus Equity Services, Inc. stated that Saybrus Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saybrus Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saybrus Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 22, 2016

Saybrus
EQUITY SERVICES

Saybrus Equity Services, Inc.
Exemption Report for the Period January 1, 2015 through December 31, 2015

Saybrus Equity Services, inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Saybrus Equity Services, Inc.

I, Gary C. Tebbetts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Gary C. Tebbetts

Title: Chief Financial Officer
Date Signed February 22, 2016

One American Row
PO Box 5056
Hartford, CT 06102-5056

888-794-4447 phone
www.saybruspartners.com

Mailed 12/29/14

SIPC-3 2015

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature], President 12/29/14
Authorized Signature/Title Date

8-

8-068521 FINRA DEC 8/16/2010
SAYBRUS EQUITY SERVICES INC
ONE AMERICAN ROW
HARTFORD, CT 06102

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments

If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.